Exhibit 99.1

Infineon Technologies AG to Acquire International Rectifier Corporation for US-Dollar 40 per share, approximately US-Dollar 3 billion in cash

•                  Acquisition creates a highly complementary and innovative semiconductor product portfolio, distribution strength and a stronger regional presence.

•                  Integration complements Infineon’s expertise in power semiconductors and adds system know-how in power conversion, while expanding its expertise in compound semiconductors (Gallium Nitride on Silicon) and driving greater economies of scale in production.

•                  US-Dollar 40 per share in cash to be paid for all International Rectifier outstanding shares, representing a premium of approximately 48 percent over the average share price of International Rectifier during the last three months and a premium of approximately 51 percent over the closing share price of International Rectifier on August 19, 2014.

•                  Transaction expected to be accretive to pro-forma EPS within the first fiscal year of closing and margin contribution should be at least in line with Infineon’s average-cycle target of 15 percent at the latest within the second full fiscal year after closing.

•                  Transaction will be financed by additional debt and cash-on-hand, further optimizing Infineon’s capital structure.

Munich, Germany and El Segundo, California — August 20, 2014 — Infineon Technologies AG (FSE: IFX / OTCQX: IFNNY) and International Rectifier Corporation (NYSE: IRF) today announced that they have signed a definitive agreement under which Infineon will acquire International Rectifier for US-Dollar 40 per share in an all-cash transaction valued at approximately US-Dollar 3 billion. The acquisition combines two semiconductor companies with leadership positions in power management technology. By the integration of International Rectifier, Infineon complements its offerings and will be able to provide customers with an even broader range of innovative products and services. Infineon will also benefit significantly from greater economies of scale as well as a larger regional footprint.

Dr. Reinhard Ploss, CEO of Infineon Technologies AG, said: “The acquisition of International Rectifier is a unique opportunity. With their great knowledge of specific customer needs and their application understanding, International Rectifier employees will contribute to Infineon’s strategic development from product thinking to system understanding and system solutions. The combination of Infineon’s and International Rectifier’s products, technological and innovative excellence, as well as distributional strength will unleash great potential.”

Oleg Khaykin, President and CEO of International Rectifier, said: “This transaction provides significant value to our stockholders and opens new strategic opportunities for both our customers and employees. By combining two complementary providers in power management solutions, International Rectifier will benefit from Infineon’s products and technologies, manufacturing and operational excellence and greater R&D scale.”

The International Rectifier Board of Directors and Infineon’s Supervisory Board have approved the transaction.  The closing of the transaction is subject to regulatory approvals in various jurisdictions and customary closing conditions, as well as approval of International Rectifier stockholders. The transaction is expected to close late in the calendar year 2014 or early in the calendar year 2015 subject to regulatory approval.

The acquisition is expected to be accretive to pro-forma earnings per share (EPS) already in the fiscal year of closing. Synergies are expected to drive significant accretion going forward, building on International Rectifier’s existing successful operational restructuring. In the second full fiscal year of operation after closing, International Rectifier’s margin contribution is expected to be at least in line with Infineon’s target of 15 percent Segment Result margin over the cycle. As such, Infineon maintains its target of 15 percent average-cycle Segment Result margin.

Under the terms and conditions of the agreement, Infineon will pay US-Dollar 40 per share in cash for all of International Rectifier’s outstanding shares, representing a fully diluted enterprise value of approximately US-Dollar 2.4 billion. The transaction price represents a premium of approximately 48 percent over the average share price of International Rectifier during the last three months and a premium of approximately 51 percent over the closing share price of International Rectifier on August 19, 2014.

Infineon will fund the transaction using cash-on-hand and fully underwritten credit facilities of Euro 1.5 billion in total. Upon closing of the transaction, Infineon’s capital structure should stay well within the previously communicated targets of 30 to 40 percent gross cash-to-revenue, no more than 2x gross debt-to-EBITDA and a positive net cash position.

Infineon’s and International Rectifier’s product portfolios are highly complementary. International Rectifier’s expertise in low-power, energy-efficient IGBTs and Intelligent Power Modules, Power MOSFETs and Digital Power Management ICs will integrate well with Infineon’s offering in power devices and modules.

With International Rectifier, Infineon acquires an advanced manufacturer in Gallium Nitride on Silicon (GaN) based power semiconductors. This combination will accelerate and solidify Infineon’s position in GaN discretes and GaN system solutions, improving its ability to pursue this strategically important technology platform with significant future growth potential.

The transaction will result in a broad range of products creating a comprehensive provider in the market for silicon-, silicon-carbide- and gallium-nitride-based power devices and integrated circuits (ICs). The increase in exposure to the distribution channel will allow Infineon to meet the needs of a broader range of customers.

The integration of International Rectifier will generate economies of scale through optimization of the combined entity’s operating expense structure and through the acceleration of the ramp-up of Infineon’s leading 300-millimeter thin wafer manufacturing capability.

Infineon will also have a much broader and stronger regional scope. International Rectifier has a strong presence in the US, the important center of innovation especially in the Connected World, and will also help to improve Infineon’s position in Asia. The increase in exposure to the distribution channel will allow Infineon to meet the needs of a broader range of customers.

The Euro 1.5 billion of credit facilities for Infineon have been fully underwritten by Bank of America Merrill Lynch International Limited and Citigroup Global Markets Limited, who are also acting as financial advisors to Infineon. JPMorgan is acting as exclusive financial advisor to International Rectifier. Kirkland & Ellis and Freshfields Bruckhaus Deringer are acting as counsel for Infineon whilst Fried, Frank, Harris, Shriver & Jacobson is acting as counsel for International Rectifier.

About International Rectifier

International Rectifier Corporation (NYSE: IRF) is a world leader in power management technology. IR’s analog, digital, and mixed signal ICs, and other advanced power management products, enable high performance computing and save energy in a wide variety of business and consumer applications.  Leading manufacturers of computers, energy efficient appliances, lighting, automobiles, satellites, aircraft, and defense systems rely on IR’s power management solutions to power their next generation products. For more information go to www.irf.com.

About Infineon

Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, mobility, and security. In the 2013 fiscal year (ending September 30), the company reported sales of Euro 3.84 billion with close to 26,700 employees worldwide. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).

Further information is available at www.infineon.com

This news release is available online at www.infineon.com/press

MEDIA CONTACTS

United States:

International Rectifier

Sian Cummings

+1 (310) 252-7148

Kekst and Company

Thomas Davies or Ruth Pachman

+1 (212) 521-4800

tom-davies@kekst.com / ruth-pachman@kekst.com

Germany:

Kay Laudien

+49 (89) 234 28481

Kay.laudien@infineon.com

INVESTOR RELATIONS CONTACTS

International Rectifier:

Chris Toth

+1 (310) 252-7731

Infineon Technologies:

+49 (89) 234 26655

Investor.relations@infineon.com

FORWARD-LOOKING STATEMENTS DISCLAIMER

Infineon Technologies AG

This press release contains forward-looking statements about the business, financial condition and earnings performance of the Infineon Group.

These statements are based on assumptions and projections resting upon currently available information and present estimates. They are subject to a multitude of uncertainties and risks.  Actual business development may therefore differ materially from what has been expected.

Beyond disclosure requirements stipulated by law, Infineon does not undertake any obligation to update forward-looking statements.

International Rectifier Corporation

This document includes statements that constitute “forward-looking statements”, which may be identified by words such as ‘will’, ‘expect’, ‘should’, ‘could’, ‘shall’ and similar expressions. These statements are subject to risks and uncertainties concerning Infineon’s proposed acquisition of International Rectifier and actual results and events could differ materially from what presently is expected. The potential risks and uncertainties include the possibility that the transaction will not close or that the closing may be delayed; the possibility that the conditions to the closing of the transaction may not be satisfied; the risk that competing offers will be made; the transaction may involve unexpected costs, liabilities or delays; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; general economic conditions; conditions in the markets Infineon and International Rectifier are engaged in; behavior of customers, suppliers and competitors (including their reaction to the transaction); and specific risk factors discussed in other releases and public filings made by International Rectifier (including its filings with the SEC). This list of factors is not intended to be exhaustive. Such forward-looking statements only speak as of the date of this press release, and we assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events, or other factors.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, International Rectifier will file a proxy statement with the Securities and Exchange Commission (SEC). INTERNATIONAL RECTIFIER STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  Investors may obtain a free copy of the proxy statement (when it becomes available) and other relevant documents filed by International Rectifier with the SEC at the SEC’s Web site at http://www.sec.gov. The proxy statement and such other documents filed by International Rectifier with the SEC may also be obtained for free from the Investor Relations section of International Rectifier’s web site (www.irf.com) or by contacting International Rectifier investor relations by mail at Attn: Investor Relations, 101 North Sepulevda Boulevard, El Segundo, California 90245.

International Rectifier and its directors, executive officers and other members of its management may be deemed to be participants in the solicitation of proxies from International Rectifier’s stockholders in connection with the proposed transaction.  Information concerning the interests of International Rectifier’s participants in the solicitation, which may be different than those of International Rectifier’s stockholders generally, is set forth in International Rectifier’s proxy statement relating to its 2013 annual meeting of stockholders filed with the SEC on September 25, 2013.  Additional information regarding the interests of those deemed participants in the proposed transaction will be included in the proxy statement in connection with the proposed transaction and other relevant documents to be filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and International Rectifier’s website at www.irf.com.